Exhibit 3.2

ARTICLES OF AMENDENT

1.	The name of the corporation is HOM Corporation.

2.	The Board of Directors has adopted the following amendment to the Articles of Incorporation:

The name of the corporation shall be changed to R Wireless, Inc.

3.	The amendment was adopted by the Board of Directors on January 15, 2003.

4.	The amendment was adopted by the Board of Directors without shareholder approval and shareholder approval was not required.

5.	The corporation shall cause a notice of change of corporate name to be published in the Columbia News-Times, the official organ of Columbia County, Georgia, pursuant to the provisions of O.C.G.A. Section 14-2-1006.1.

Executed on behalf of HOM Corporation by David R. Baker, attorney for HOM Corporation, on January 17, 2003.

HOM Corporation

By:	/s/ David R. Baker
David R. Baker
Attorney for HOM Corporation